UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13 a -16 OR 15 d -16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12

60325 Frankfurt am Main

Germany
(Address of Principal Executive Office)

Explanatory note

This Report on Form 6-K contains the following exhibits:

Exhibit 99.1 : Deutsche Bank AG’s Press Release, dated February   1, 2019, announcing its preliminary results for the quarter and year ended December 31, 2018.

Exhibit 99.2 : Presentation of Christian Sewing, Chief Executive Officer, and James von Moltke, Chief Financial Officer, given at Deutsche Bank AG’s Analyst Conference Call on February 1, 2019.

Exhibit 99.3 : Presentation of Christian Sewing, Chief Executive Officer, James von Moltke, Chief Financial Officer, and Karl von Rohr, President and Chief Administrative Officer, given at Deutsche Bank AG’s Annual Media Conference on February 1, 2019.

Exhibit 99.4 : 4Q2017 Financial Data Supplement, providing details of the preliminary results.

This Report on Form 6-K and Exhibits 99.1 and 99.4 hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG. Exhibits 99.2 and 99.3 are not so incorporated by reference.

The results provided hereby are presented under International Financial Reporting Standards (IFRS) and are preliminary and unaudited. Such results do not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. Therefore, they may be subject to adjustments based on the preparation of the full set of financial statements for 2018.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2017 Annual Report on Form 20-F, which was filed with the SEC on March 16, 2018, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Net income attributable to Deutsche Bank shareholders	Net income
Adjusted costs	Noninterest expenses
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Net income attributable to Deutsche Bank shareholders)	Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to (i) pages 11 through 20 of Exhibit 99.4 hereto, (ii) pages 6 and 7 of our 2017 Annual Report on Form 20-F and (iii) the subsection “Supplementary Information: Non-GAAP Financial Measures” on pages 378 through 382 of our 2017 Annual Report (which Annual Report 2017 constitutes a part of our 2017 Annual Report on Form 20-F).

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

CRR/CRD 4 Solvency Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures set forth in this report reflect these transitional rules.

We also set forth in this report and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the final CRR/CRD 4 framework without consideration of the transitional provisions under CRR/CRD 4, except with respect to a limited set of equity investments for periods ending before December 31, 2017.

For descriptions of these fully loaded CRR/CRD 4 measures and the differences from the most directly comparable measures under the CRR/CRD 4 transitional rules, please refer to (i) pages 11, 12 and 18 of Exhibit 99.4 hereto, (ii) the subsections “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 82 through 95 of our Annual Report 2017 (which Annual Report 2017 constitutes a part of our 2017 Annual Report on Form 20-F), in particular in the subsections thereof entitled “Development of regulatory capital”, “Development of risk-weighted assets” and “Leverage Ratio”, and, with respect to the effect of the grandfathering rule on our fully loaded CRR/CRD 4 measures, to “Supplementary Information: Non-GAAP Financial Measures: Fully loaded CRR/CRD 4 Measures” on pages 381 and 382 of our Annual Report 2017, and (iii) the subsections “Management Report: Risk Report: Risk and Capital Performance: Regulatory Capital”, “Management Report: Risk Report: Leverage Ratio” and “Other Information (unaudited): Non-GAAP Financial Measures” of our Interim Reports for the first three quarters of 2018, each of which was filed as Exhibit 99.1 to our Reports on Form 6-K dated April 27, 2018, July 25, 2018 and October 24, 2018, respectively.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors. We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a “fully loaded” basis.

When used with respect to future periods, our fully loaded CRR/CRD 4 measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable transitional CRR/CRD 4 measures that would correspond to these fully loaded CRR/CRD 4 measures for future periods. In managing our business with the aim of achieving targets based on fully loaded CRR/CRD 4 measures, the relation between the fully loaded and transitional measures will depend upon, among other things, management action taken in light of future business, economic and other conditions.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: February 1, 2019

By: /s/ Serdar Oezkan
Name:Serdar Oezkan
Title:Managing Director
By: /s/ Mathias Otto
Name:Mathias Otto
Title:Managing Director and Senior Counsel